SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March, 2020

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-199099) and Form F-3 (File No. 333-228614) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: March 20, 2020	By:	/s/ Nives Gaiotto
Name: Nives Gaiotto
Title: Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release re Joint Statement by Canadian Banks and Life Insurance Companies Regarding Annual Meeting Planning issued on March 20, 2020

99.2	Press release re Scotiabank announces new options for remote shareholder participation at 2020 Annual General Meeting issued on March 20, 2020